Exhibit 21.1

SUBSIDIARIES OF SERVICESOURCE INTERNATIONAL, INC.

Name	Jurisdiction
ServiceSource Delaware, Inc.	Delaware
GlobalSource Maintenance Renewals, ULC	Canada
ServiceSource Europe, Ltd.	Ireland
SSI Europe UK Limited	United Kingdom
ServiceSource International Singapore Pte. Ltd.	Singapore
ServiceSource International Malaysia SDN. BHD.	Malaysia
ServiceSource International Hong Kong Limited	Hong Kong